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Exhibit 4.3

SECOND AMENDMENT
TO THE
GEORGIA GULF CORPORATION
HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN

As amended and restated effective as of January 1, 1997

        THIS AMENDMENT to the Georgia Gulf Corporation Hourly Employees Retirement Savings Plan, as amended and restated effective as of January 1, 1997 ("Plan") made this 6th day of December, 2000, by Georgia Gulf Corporation ("Company").

W I T N E S S E T H:

        WHEREAS, the Company sponsors and maintains the Plan for the exclusive benefit of its employees and their beneficiaries and, pursuant to Section 13.1 thereof, the Company has the right to amend the Plan at any time; and

        WHEREAS, the Company wishes to amend the Plan at this time in order to revise the provisions of the Plan relating to employer contributions and for other purposes;

        NOW, THEREFORE, the Plan is hereby amended as follows, effective as specified herein:

        Section 4.1 is amended by deleting the first sentence and inserting in its place the following, effective as of December 31, 2000:

        Subject to the provisions of the Plan and Trust Agreement, the Employer will, as and to the extent it lawfully may, contribute to the Trust on account of each Plan Year, an amount (the "Matching Employer Contributions") equal to 50% of the Before-Tax Contributions with respect to the pay period, up to a maximum match of 2% (3%, effective as of June 6, 1993, through the last pay period beginning before May 21, 2001, and 4% effective with the first pay period beginning on or after May 21, 2001) of Compensation for each pay period made during such Plan Year pursuant to Section 3.1 for Participants who are entitled to participate in the Employer's Matching Employer Contributions for such Plan Year pursuant to Section 4.3.

2.

        Section 4.3 of the Plan is amended to provide as follows, effective as of December 31, 2000:

        4.3    Allocation of Matching Employer Contributions.    The Employer's Matching Employer Contributions made for a pay period pursuant to Section 4.2 will, subject to the provisions of Section 3.5(c) and 3.6(e), be allocated and credited to the Account of each Participant for whom Before-Tax Contributions were made during such pay period, with each such Participant being credited with a portion of the Employer's Matching Employer Contribution equal to 50% of the Before-Tax Contributions up to a maximum match of 2% (3%, effective as of June 6, 1993, through the last pay period beginning before May 21, 2001, and 4%, effective with the first pay period beginning on or after May 21, 2001) of his Compensation made for him pursuant to Section 3.1 during such pay period.

3.

        Article 10 of the Plan is amended to provide as follows, effective as of January 1, 2000:

ARTICLE 10
 LIMITATIONS ON ALLOCATIONS TO PARTICIPANTS' ACCOUNTS

        10.1    Priority over Other Allocation Provisions.    The provisions set forth in this Article will supersede any conflicting provisions of Article 4.

        10.2    Definitions Used in this Article.    The following words and phrases, when used with initial capital letters, will have the meanings set forth below.

          (a)    "Annual Addition"    means the sum for any Plan Year of:

          (1)   all contributions (including, without limitation, Before-Tax Contributions and Matching Employer Contributions) made by the Controlled Group which are allocated to the Participant's account pursuant to a defined contribution plan maintained by a Controlled Group Member,

          (2)   all employee contributions made by the Participant to a defined contribution plan maintained by a Controlled Group Member,

          (3)   all forfeitures allocated to the Participant's account under a defined contribution plan maintained by a Controlled Group Member, and

          (4)   any amount attributable to medical benefits allocated to the Participant's account established under section 419A(d)(1) of the Code if the Participant is or was a key employee (as such term is defined in section 416(i) of the Code) during such Plan Year or any preceding Plan Year.

          (b)    "Defined Contribution Dollar Limitation"    means for any Limitation Year, $30,000 as adjusted by the Secretary of the Treasury in accordance with applicable law, as a result of inflation. If a short Limitation Year is created because of a Plan amendment changing the Limitation Year to a different 12-consecutive-month period, the Defined Contribution Dollar Limitation for the short Limitation Year shall not exceed the amount determined in the preceding sentences multiplied by a fraction, the numerator of which is the number of months in the short Limitation Year and the denominator of which is 12.

          (c)    "Defined Contribution Plan"    means a Qualified Plan described in Code section 414(i).

          (d)    "Includable Compensation"    means an Employee's total wages from the Controlled Group as determined for purposes of Internal Revenue Service Form W-2, excluding, however: (i) moving expense reimbursements that are deductible by the Employee under Code section 217, (ii) contributions of Controlled Group Members to a simplified employee pension plan to the extent such contributions are deductible by the Employee and contributions of Controlled Group Members to any other plan of deferred compensation that are not includable in the Employee's gross income, (iii) distributions to the Employee from any plan of deferred compensation other than an unfunded, nonqualified plan of deferred compensation, (iv) amounts realized from the exercise of a nonqualified stock option, (v) amounts realized under Code section 83 with respect to restricted property that becomes freely transferable or is no longer subject to a substantial risk of forfeiture, (vi) amounts realized from the disposition of stock acquired under a qualified stock option within the meaning of Code section 422, and (g) any other amounts that receive special tax benefits within the meaning of section 1.415-2(d)(2) of the Treasury Regulations. Effective for Limitation Years beginning on and after January 1, 1998, Includable Compensation shall also include any amount which is contributed by the Employer pursuant to a salary reduction agreement and which is not includable in the gross income of the Employee under Code sections 125 or 402(e)(3).

          (e)    "Limitation Year"    means the 12-consecutive-month period used by a Qualified Plan for purposes of computing the limitations on benefits and annual additions under Code section 415. The Limitation Year for this Plan is the Plan Year.

          (f)    "Maximum Annual Addition"    means with respect to a Participant for any Limitation Year an amount equal to the lesser of (i) $30,000 (as adjusted by the Secretary of the Treasury for increases in the cost-of-living), or (ii) 25% of the Participant's Includable Compensation.

          (g)    "Welfare Benefit Fund"    means an organization described in paragraph (7), (9), (17) or (20) of Code section 501(c), a trust, corporation or other organization not exempt from federal income tax, or to the extent provided in Treasury Regulations, any account held for an employer by any person, which is part of a plan of an employer through which the employer provides benefits to employees or their beneficiaries, other than a benefit to which Code sections 83(h), 404 (determined without regard to section 404(b)(2)) or 404A applies, or to which an election under Code section 463 applies.

        10.3    General Limitation.    The Annual Addition of a Participant for any Limitation Year shall not exceed the Maximum Annual Addition. If, except for the application of this section, the Annual Addition of a Participant for any Limitation Year would exceed the Maximum Annual Addition, the excess Annual Addition attributable to this Plan will not be allocated to the Participant's Account for the Plan Year included in such Limitation Year, but will be subject to the provisions of Section 11.4. The limitations contained in this Article will apply on an aggregate basis to all Defined Contribution Plans (whether or not any of such plans have terminated) established by the Controlled Group Members.

        10.4    Excess Allocations.

          (a)    Participants Covered by One Defined Contribution Plan.    If the Participant is not covered under another Defined Contribution Plan or a Welfare Benefit Fund maintained by a Controlled Group Member during the Limitation Year and the amount otherwise allocable to his Account would exceed the Maximum Annual Addition, the Employer contributions and forfeitures which would cause the Participant's Annual Addition to exceed the Maximum Annual Addition will be successively allocated in the manner described in section 4.3 among the Accounts of eligible Participants whose Annual Additions do not exceed the Maximum Annual Addition. If, after such allocations have been made, there remain Employer contributions or forfeitures which cannot be allocated without causing the Annual Addition of a Participant to exceed the Maximum Annual Addition, the forfeitures which cause the Annual Addition to exceed the Maximum Annual Addition and the Employer contributions which result from a reasonable error in estimating the Participant's Includable Compensation or from any other limited facts and circumstances which the Commissioner of Internal Revenue finds justifiable under section 1.415-6(b)(6) of the Treasury Regulations and which cause the Participant's Annual Addition to exceed the Maximum Annual Addition will be held in a suspense account in the Trust Fund to be carried forward and allocated in subsequent Limitation Years as provided in Section 4.3. Such suspense account will not participate in the allocation of the net income or net loss of the Trust Fund.

          (b)    Participants Covered by Two or More Defined Contribution Plans.    If, in addition to this Plan, the Participant is covered under another Defined Contribution Plan or a Welfare Benefit Fund maintained by a Controlled Group Member during the Limitation Year, the following provisions will apply. The Annual Addition which may be credited to a Participant's Account under this Plan for any such Limitation Year will not exceed the Maximum Annual Addition reduced by the Annual Addition credited to a Participant's accounts under the other Defined Contribution Plans and Welfare Benefit Funds for the same Limitation Year. If the Annual Addition with respect to the Participant under the other Defined Contribution Plans and Welfare Benefit Funds maintained by a Controlled Group Member is less than the Maximum Annual Addition and the Employer contribution that would otherwise be contributed or allocated to the Participant's Account under this Plan would cause the Annual Addition for the Limitation Year to exceed the Maximum Annual Addition, the amount to be contributed or allocated to the Participant's Account under this Plan will be reduced so that the Annual Addition under all such Defined Contribution Plans and Welfare Benefit Funds for the Limitation Year will equal the Maximum Annual Addition. If the aggregate Annual Addition with respect to the Participant under such other Defined Contribution Plans and Welfare Benefit Funds is equal to or greater than the Maximum

  Annual Addition, no amount will be contributed or allocated to the Participant's Account under this Plan for the Limitation Year. An excess Annual Addition will be reduced in the manner described in subsection (c).

        (c)    Reduction of Excess Allocations.    As soon as is administratively feasible after the end of the Limitation Year, the Maximum Annual Addition for the Limitation Year will be determined on the basis of the Participant's Includable Compensation for the Limitation Year. If a Participant's Annual Addition under this Plan and the other Defined Contribution Plans and Welfare Benefit Funds maintained by Controlled Group Members would result in the Annual Addition exceeding the Maximum Annual Addition for the Limitation Year, the excess amount will be deemed to consist of the Annual Addition last allocated. In making this determination, the Annual Addition attributable to a Welfare Benefit Fund will be deemed to have been allocated first regardless of the actual date of allocation. If an excess amount was allocated to a Participant on an allocation date of this Plan that coincides with an allocation date of another plan, the excess amount attributed to this Plan will be the product of (i) the total excess amount allocated as of such date and (ii) the ratio of the Annual Addition allocated to the Participant for the Limitation Year as of such date under this Plan to the total Annual Addition allocated to the Participant for the Limitation Year as of such date under this and all the other Defined Contribution Plans. Any excess amount attributed to this Plan will be disposed of in the manner described in subsection (a).

4.

        Article 12 is amended by deleting Section 12.5 and redesignating Section 12.6 as Section 12.5, effective as of January 1, 2000.

5.

        All other provisions of the Plan not inconsistent herewith are ratified and confirmed.

        IN WITNESS WHEREOF, this Second Amendment has been executed and the seal of the Company affixed hereto on the day and year first above written.

COMPANY:
GEORGIA GULF CORPORATION
[CORPORATE SEAL]
		By:	/s/ EDWARD A. SCHMITT
		Title:	President
ATTEST:
By:	/s/
Title:	/s/

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  Exhibit 4.3